

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司



25 February 2010

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose two copies of our Company's announcements both dated 24 February 2010 which we released to The Stock Exchange of Hong Kong Limited on 24 February 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

E;\sl\SA\Overseas Regulatory Announcement\SHMB\2009 4Q Results\ltr. Doc.1



Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 24 February 2010

* *For identification purpose only*

Financial Results
Reference No SH-100224-259BC

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 24/02/2010
Financial Year End	: 31/12/2009
Quarter	: 4
Quarterly report for the financial period ended	: 31/12/2009
The figures	: have been audited

Converted attachment :

Please attach the full Quarterly Report here:
4th Qtr 31 December 2009 Results.pdf

Remark:

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency : Malaysian Ringgit (MYR)

SUMMARY OF KEY FINANCIAL INFORMATION
31/12/2009

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2009 $$'000	31/12/2008 $$'000	31/12/2009 $$'000	31/12/2008 $$'000
1 Revenue	105,273	99,131	367,371	415,447
2 Profit/(loss) before tax	13,033	3,919	51,505	71,474
3 Profit/(loss) for the period	11,795	6,537	44,227	57,784
4 Profit/(loss) attributable to ordinary equity holders of the parent	9,407	5,578	35,353	49,267
5 Basic earnings/(loss) per share (Subunit)	2.14	1.27	8.03	11.20
6 Proposed/Declared dividend per share (Subunit)	5.00	5.00	8.00	8.00

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7 Net assets per share attributable to ordinary equity holders of the parent ($$)	1.7006	1.6803

Remarks :

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit.
Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2009

The Board of Directors of Shangri-La Hotels (Malaysia) Berhad wishes to announce the following :-

AUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		3 months ended		12 months ended	
		31.12.2009 RM'000	31.12.2008 RM'000	31.12.2009 RM'000	31.12.2008 RM'000
Revenue		105,273	99,131	367,371	415,447
Operating profit before exceptional item		14,190	5,820	56,748	78,995
Exceptional item		-	-	-	-
Operating profit after exceptional item		14,190	5,820	56,748	78,995
Interest expense		(1,312)	(1,702)	(5,005)	(6,477)
Interest income		51	89	190	340
Share of results of an associated company		104	(288)	(428)	(1,384)
Profit before tax		13,033	3,919	51,505	71,474
Tax expense		(1,238)	2,618	(7,278)	(13,690)
Profit for the period/year		11,795	6,537	44,227	57,784
Attributable to:					
Shareholders of the Company		9,407	5,578	35,353	49,267
Minority interests		2,388	959	8,874	8,517
		11,795	6,537	44,227	57,784
Basic Earnings per Ordinary Share	(sen)	2.14	1.27	8.03	11.20
Diluted Earnings per Ordinary Share	(sen)	NA	NA	NA	NA

(The audited Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

NA - not applicable

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF AUDITED CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2009

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As at 31.12.2009 RM'000	As at 31.12.2008 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	758,981	693,511
Prepaid lease payments	19,206	19,534
Investment properties	266,600	262,500
Interest in associates	8,888	10,376
Property development expenditure	12,215	12,187
Deferred tax assets	-	499
	1,065,890	998,607
Current assets		
Inventories	9,230	11,592
Trade and other receivables, prepayments and deposits	29,420	31,094
Tax recoverable	11,194	10,287
Cash and cash equivalents	19,376	22,459
	69,220	75,432
Total assets	1,135,110	1,074,039
EQUITY		
Capital and reserves		
Share capital	440,000	440,000
Reserves	308,275	299,322
Total equity attributable to shareholders of the Company	748,275	739,322
Minority interests	69,632	61,318
Total equity	817,907	800,640
LIABILITIES		
Non-current liabilities		
Long-term borrowings	87,686	79,900
Retirement benefits	12,334	11,685
Deferred tax liabilities	14,474	11,726
	114,494	103,311
Current liabilities		
Trade and other payables and accruals	101,663	72,449
Short-term borrowings	100,660	96,878
Current tax liabilities	386	761
	202,709	170,088
Total liabilities	317,203	273,399
Total equity and liabilities	1,135,110	1,074,039
Net Assets per Ordinary Share (RM) Attributable to Shareholders of the Company	1.70	1.68

(The audited Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

(10889-U)

(Incorporated in Malaysia)

ANNOUNCEMENT OF AUDITED CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2009

AUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2009

All figures in RM'000	Attributable to Shareholders of the Company			Total equity attributable to shareholders of the Company	Minority interests	Total equity
	Share capital	Share premium	Retained earnings			
	←Non-distributable→		←Distributable→			
Balance at 1 January 2008	440,000	104,501	178,114	722,615	53,601	776,216
Net profit for the year	-	-	49,267	49,267	8,517	57,784
Dividends paid						
- Final dividend for the financial year ended 31.12.2007 paid on 26.6.2008	-	-	(22,792)	(22,792)	-	(22,792)
- Interim dividend for the financial year ended 31.12.2008 paid on 26.11.2008	-	-	(9,768)	(9,768)	-	(9,768)
Dividend to minority shareholder of a subsidiary	-	-	-	-	(800)	(800)
Balance at 31 December 2008	440,000	104,501	194,821	739,322	61,318	800,640
Balance at 1 January 2009	440,000	104,501	194,821	739,322	61,318	800,640
Net profit for the year	-	-	35,353	35,353	8,874	44,227
Dividends paid						
- Final dividend for the financial year ended 31.12.2008 paid on 30.6.2009	-	-	(16,500)	(16,500)	-	(16,500)
- Interim dividend for the financial year ended 31.12.2009 paid on 24.11.2009	-	-	(9,900)	(9,900)	-	(9,900)
Dividend to minority shareholder of a subsidiary	-	-	-	-	(560)	(560)
Balance at 31 December 2009	440,000	104,501	203,774	748,275	69,632	817,907

(The audited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF AUDITED CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2009

AUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2009

	31.12.2009 RM'000	31.12.2008 RM'000
Profit before tax	51,505	71,474
Adjustments for non-cash flow:-		
Non-cash items	54,631	69,008
Non-operating items	4,815	6,137
Operating profit before changes in working capital	110,951	146,619
Changes in working capital		
Net change in current assets	4,108	(1,302)
Net change in current liabilities	29,214	(1,864)
Cash generated from operations	144,273	143,453
Income taxes paid	(5,313)	(16,574)
Retirement benefits paid	(937)	(832)
Net cash inflow from operating activities	138,023	126,047
Investing activities		
Interest income received	190	340
Purchase of property, plant and equipment	(121,774)	(104,489)
Expenditure on property development	(28)	(214)
Proceed on disposal of an associate	-	3,858
Net cash outflow from investing activities	(121,612)	(100,505)
Financing activities		
Payment of dividends to shareholders of the Company	(26,400)	(32,560)
Payment of dividends to minority shareholder of a subsidiary	(560)	(800)
Drawdown of bank borrowings	11,537	12,225
Interest expense paid	(5,373)	(6,628)
Repayment of loans by an associate	1,060	1,597
Net cash outflow from financing activities	(19,736)	(26,166)
Net decrease in cash & cash equivalents	(3,325)	(624)
Cash & cash equivalents at beginning of the year	22,459	23,083
Cash & cash equivalents at end of financial year	19,134	22,459
Cash and cash equivalents at end of financial year	19,134	22,459
Bank overdraft at end of financial year	242	-
Cash & cash equivalents in the consolidated balance sheet	19,376	22,459

(The audited Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF AUDITED CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2009

NOTES PURSUANT TO FINANCIAL REPORTING STANDARD 134 ("FRS 134")

A1 **Accounting Policies**

The financial statements of the Group for the current reporting period have been prepared in accordance with FRS 134 - Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("Bursa Malaysia"), and should be read in conjunction with the Group's financial statements for the year ended 31 December 2008.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with those of the audited financial statements of the Group for the year ended 31 December 2008.

The Group will be adopting the following new/revised financial reporting standards ("FRS"), amendments to standards and interpretations that are relevant to its operations and effective for the financial period beginning 1 January 2010.

FRS 7 including its consequential amendments	Financial Instruments: Disclosures
FRS 8 including its consequential amendments	Operating Segments
FRS 101	Presentation of Financial Statements
FRS 123 including its consequential amendments	Borrowing Costs
FRS 139 including its consequential amendments	Financial Instruments: Recognition and Measurement
Amendments to FRS 1	First-time Adoption of Financial Reporting Standards
Amendments to FRS 107	Statement of Cash Flows
Amendments to FRS 108	Accounting Policies, Changes in Accounting Estimates and Errors
Amendments to FRS 110	Events after the Reporting Period
Amendments to FRS 116	Property, Plant and Equipment
Amendments to FRS 117	Leases
Amendments to FRS 118	Revenue
Amendments to FRS 119	Employee Benefits
Amendments to FRS 127	Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
Amendments to FRS 128	Investments in Associates
Amendments to FRS 132	Financial Instruments: Presentation
Amendments to FRS 134	Interim Financial Reporting
Amendments to FRS 136	Impairment of Assets
Amendments to FRS 140	Investment Property
IC Interpretation 10	Interim Financial Reporting and Impairment

In addition, MASB has also issued certain revised FRSs, applicable for the financial period beginning on or after 1 July 2010. The Group will adopt the following revised FRSs that are relevant effective from 1 January 2011.

FRS 1	First-time Adoption of Financial Reporting Standards
FRS 3	Business Combinations
FRS 127	Consolidated and Separate Financial Statements

The adoption of the above new/revised FRSs, amendments to standards and interpretations are not expected to result in any substantial change to the Group's accounting policies nor have any significant impact on the financial statements.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF AUDITED CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2009

NOTES PURSUANT TO FRS 134

A2 **Seasonal or Cyclical Factors**

The business operations of the Group have not been materially affected by seasonal or cyclical factors during the financial year ended 31 December 2009.

A3 **Unusual Items affecting Assets, Liabilities, Equity, Net Income or Cash Flows**

There were no unusual items affecting assets, liabilities, equity, net income or cash flows of the Group for the financial year ended 31 December 2009.

A4 **Material Changes in Estimates**

There were no changes in estimates of amounts reported in prior interim periods or changes in estimates of amounts reported in prior financial years, which have a material effect on the financial statements for the fourth quarter ended 31 December 2009.

A5 **Debt and Equity Securities**

There were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the financial year ended 31 December 2009.

A6 **Dividends paid**

A final dividend of 5% or 5 sen per share less tax at 25% for the financial year ended 31 December 2008 amounting to RM16.500 million was paid on 30 June 2009. An interim dividend of 3% or 3 sen per share less tax at 25% amounting to RM9.900 million for the year ended 31 December 2009 was paid on 24 November 2009.

A7 **Segmental Reporting**

The segmental analysis of the Group's revenue and results for the financial year ended 31 December 2009 is set out below.

(All figures in RM'000)	Hotels & Resorts	Investment Properties	Others	Elimination	Consolidated Total
Segment Revenue					
Revenue from external customers	343,389	22,641	1,341	-	367,371
Inter-segment revenue	11,665	1,911	3,271	(16,847)	-
Total revenue	355,054	24,552	4,612	(16,847)	367,371
Segment Results					
Operating profit	55,263	15,096	2,187	(15,798)	56,748
Interest expense	(5,394)	-	(444)	833	(5,005)
Interest income	775	176	72	(833)	190
Share of results of an associated company	(428)	-	-	-	(428)
Profit before tax	50,216	15,272	1,815	(15,798)	51,505

A8 **Material Events Subsequent to the End of the Current Financial Period**

In the opinion of the Directors, there was no item or event of a material or unusual nature which has occurred between 31 December 2009 and the date of this report that would materially affect the results of the Group for the financial year ended 31 December 2009.

A9 Changes in the Composition of the Group

There were no changes in the composition of the Group during the financial year ended 31 December 2009.

A10 Changes in Contingent Liabilities or Contingent Assets

There have been no changes in the contingent liabilities or assets of the Group since the last annual balance sheet date as at 31 December 2008 to the date of this report.

A11 Capital Commitments

Capital commitments for property, plant and equipment and investment properties not provided for as at 31 December 2009 are as follows:-

	RM'000
Authorised and contracted for	4,955
Authorised but not contracted for	59,871
	64,826

A12 Related Party Transactions

	Year ended 31.12.2009 RM'000
Transactions with subsidiaries of the ultimate holding company	
Management, marketing and reservation fees to Shangri-La International Hotel Management Ltd and Shangri-La International Hotel Management Pte Ltd, wholly-owned subsidiaries of Shangri-La Asia Limited	10,664
Transactions with corporations in which Mdm Kuok Oon Kwong and Mr Kuok Khoon Ho, Directors of the Company, have indirect financial interests	
- Insurance premium to Jerneh Insurance Berhad	2,227
- Project management fees to PPB Hartabina Sdn Bhd	1,183

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B1 Review of Group Results Full Year 2009 vs Full Year 2008

For the full year 2009, Group revenue decreased by 12% to RM367.371 million from RM415.447 million in the year ended 31 December 2008, largely due to major renovations at Shangri-La Hotel Kuala Lumpur and Golden Sands Resort.

The Group's profit before tax for the year at RM51.505 million was 28% lower compared with RM71.474 million in 2008. Group profit attributable to shareholders for 2009 consequently dropped to RM35.353 million from RM49.267 million the previous year.

The results of the Group for 2009 mainly reflected the reduced performances of Shangri-La Hotel Kuala Lumpur and Golden Sands Resort, which were under major renovations for most of 2009. In addition to this, a significant slowdown in the global travel industry resulting from the economic downturn also had a negative impact on the Group's hotel operations as a whole.

The renovation programme at Shangri-La Hotel Kuala Lumpur for all guestrooms that began in April 2008 was fully completed by the end of November 2009. Renovation disruptions combined with poor business conditions during the year resulted in a lower occupancy of 38% versus 45% last year, with revenue falling by 15% to RM115.204 million. Notwithstanding, the hotel posted a profit of RM2.245 million in 2009 compared with a loss of RM4.334 million in 2008, which had included a charge of RM24.147 million for certain asset write-offs related to its renovation programme. Excluding this charge, the hotel's profit was RM2.245 million for 2009 compared to RM19.813 million in 2008.

Occupancy levels at Golden Sands Resort were also impacted by extensive renovations to all guestrooms and public areas from February 2009 to end-November 2009. Owing to a reduction in available rooms, the resort's occupancy fell sharply in the year from 69% in 2008 to 41%, and this led to a 42% fall in revenue to RM28.980 million from RM49.986 million the previous year. The resort made a loss of RM5.476 million for 2009 as compared with a profit of RM16.410 million in 2008.

In line with reduced levels of leisure arrivals, Rasa Sayang Resort registered a drop in occupancy from 66% in 2008 to 63%. Revenue from its operations for 2009 declined by 7% to RM70.621 million, and operating profit reduced from RM19.664 million in the prior year to RM15.132 million.

Despite softer market conditions, Rasa Ria Resort grew its overall revenue by 2% to RM94.343 million, driven primarily by an 11% growth in the average room rate. The resort ended the year with a profit of RM31.704 million, up 7% from RM29.636 million in 2008. The resort's occupancy for the year of 73% was at the same level as in 2008.

Faced with sluggish corporate demand, Traders Hotel Penang saw occupancy decrease from 73% in 2008 to 66%. The hotel's revenue for 2009 fell by 10% to RM30.384 million, with pre-tax profit down from RM4.887 million in 2008 to RM3.407 million.

The Group's investment properties produced a 5% increase in total combined rental revenue to RM24.552 million, whilst pre-tax profit improved by 2% from RM14.969 million in 2008 to RM15.272 million. Growth was supported by higher contributions from UBN Tower, which more than offset the lower results at UBN Apartments.

In the twelve months to 31 December 2009, the Group's share of losses in Traders Hotel Yangon, its 23.53% associate hotel in Myanmar decreased to RM0.428 million from RM1.384 million for 2008.

B2 Comparison of Group Results 4th Quarter 2009 vs 3rd Quarter 2009

Group revenue for the fourth quarter ended 31 December 2009 was RM105.273 million, an increase of 13% from RM93.057 million in the third quarter ended 30 September 2009. Much of this growth came from Shangri-La Hotel Kuala Lumpur and Golden Sands Resort following the completion of their renovation programmes at end-November 2009.

Group pre-tax profit for the fourth quarter, however decreased to RM13.033 million compared with RM18.570 million in the third quarter ended 30 September 2009, mostly due to a reduction in profit contribution from Rasa Ria Resort.

During the fourth quarter, Rasa Ria Resort experienced a lower occupancy level of 68% against 80% in the third quarter 2009, as a result of softening demand. This caused a 17% fall in revenue to RM23.018 million, with profit down by 52% from RM12.395 million in the 2009 third quarter to RM5.931 million. At the same time, occupancy at Rasa Sayang Resort declined to 66% from 68% in the third quarter of 2009, contributing to a drop of 2% in revenue to RM18.445 million.

Revenues from Shangri-La Hotel Kuala Lumpur and Golden Sands Resort improved markedly over the third quarter 2009, benefiting from healthy increases in occupancy levels. Shangri-La Hotel Kuala Lumpur achieved a higher occupancy of 48% versus 36%, with revenue up by 45% to RM37.109 million. At Golden Sands, occupancy rose to 53% from 37%, while revenue grew by 55% to RM10.094 million compared with the third quarter 2009. There were also better results from Traders Hotel Penang, helped by an improvement in occupancy from 67% to 76%.

The combined total rental revenue from the Group's investment properties in Kuala Lumpur for the fourth quarter 2009 at RM6.225 million was broadly comparable with the revenue of RM6.233 million recorded in the three months to 30 September 2009.

B3 Prospects for 2010

Looking forward, the operating environment for the Group's hotel business is expected to improve gradually over the course of 2010. Amidst a recovering global economy, demand trends in the business and leisure travel markets have begun to show some encouraging signs of improvement. However, there has been a slower recovery in demand from the Group's major long haul travel markets particularly UK and Europe, due to ongoing economic uncertainty.

The Group's hotels and resorts are nevertheless, well positioned to benefit from any stronger market conditions. Notably, with the completion of the extensive renovation programmes at Shangri-La Hotel Kuala Lumpur and Golden Sands Resort in late 2009, both the hotels should see better occupancy levels and deliver improved operating results for 2010. Their newly renovated rooms and facilities will assist the hotels to compete strongly in the marketplace.

For the Group's investment properties in Kuala Lumpur, UBN Tower should continue to fare reasonably well as demand for prime office space is likely to remain stable through 2010 on the back of a more positive business outlook. UBN Apartments, on the other hand is expected to experience further competitive pressures on occupancy and rental rates.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA - PART A OF APPENDIX 9B

B4 Variance on Profit Forecast / Profit Guarantee

Not applicable.

B5 Taxation

The tax charge of the Group for the financial year under review is as follows:-

	3 months ended		12 months ended	
	31.12.2009 RM'000	31.12.2008 RM'000	31.12.2009 RM'000	31.12.2008 RM'000
Current taxation				
- Company and subsidiaries	815	(1,893)	4,366	10,214
Deferred taxation	1,515	(566)	4,106	3,597
Overprovision in respect of prior years				
- Company and subsidiaries	(1,092)	(159)	(1,194)	(121)
	1,238	(2,618)	7,278	13,690

The effective tax rate for 2009 was 14% compared with the statutory tax rate of 25%. The lower effective tax rate is mainly due to the availability of Investment Tax Allowance ("ITA") incentive in a subsidiary of the Group.

B6 Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the financial year ended 31 December 2009.

B7 Quoted Securities

(a) There were no purchases or disposals of quoted securities during the financial year ended 31 December 2009.
(b) There were no investments in quoted securities as at 31 December 2009.

B8 Status of Corporate Proposals

There were no corporate proposals and unutilised proceeds raised from any corporate proposals as at the date of this report.

B9 Group Borrowings and Debt Securities

The Group borrowings as at 31 December 2009 comprise the following:-

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	-	-	-
Unsecured	100,660*	87,686	188,346
	100,660*	87,686	188,346

* *Amounts drawndown include HKD36.226 million from an offshore bank in Labuan.*

There were no debt securities in the financial year ended 31 December 2009.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF AUDITED CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2009

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B10 Off Balance Sheet Financial Instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

B11 Changes in Material Litigation

There was no material litigation pending as at the date of this report.

B12 Dividend

The Directors are recommending a final dividend of 5% or 5 sen per share less tax of 25% (2008: final dividend of 5% or 5 sen per share less tax of 25%) in respect of the financial year ended 31 December 2009 for approval by shareholders at the forthcoming Annual General Meeting of the Company to be held on Thursday, 20 May 2010.

This proposed final dividend, together with the interim dividend of 3% or 3 sen per share less tax of 25% paid on 24 November 2009, will give a total dividend of 8% or 8 sen less tax, for the financial year ended 31 December 2009 (2008: 8% or 8 sen less tax). The proposed final dividend, if approved at the Annual General Meeting will be paid on Tuesday, 29 June 2010.

NOTICE IS HEREBY GIVEN that the final dividend will be payable to shareholders whose names appear on the Record of Depositors on Tuesday, 1 June 2010.

A Depositor shall qualify for entitlement to the dividend only in respect of:-
(i) Shares transferred into the Depositor's securities account before 4.00 p.m. on Tuesday, 1 June 2010 in respect of transfers.
(ii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

B13 Earnings per Share

The basic earnings per ordinary share for the financial year ended 31 December 2009 has been calculated as follows:-

	3 months ended		12 months ended	
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Profit attributable to shareholders of the Company *(RM'000)*	9,407	5,578	35,353	49,267
No. of ordinary shares in issue *('000)*	440,000	440,000	440,000	440,000
Basic Earnings Per Share *(sen)*	2.14	1.27	8.03	11.20

Diluted Earnings per Share

Not applicable.

B14 Audit Report of the Group's preceding annual Financial Statements

There was no qualification in the audit report of the Group's financial statements for the year ended 31 December 2008.

Kuala Lumpur
24 February 2010

By Order of the Board
Rozina Mohd Amin
Company Secretary



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 24 February 2010

* *For identification purpose only*

Entitlements (Notice of Book Closure)
Reference No **SH-100224-59421**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 24/02/2010

EX-date	: 27/05/2010
Entitlement date	: 01/06/2010
Entitlement time	: 04:00:00 PM
Entitlement subject	: Final Dividend
Entitlement description	: 5 sen or 5% per ordinary share less tax at 25%
Period of interest payment	: to
Financial Year End	: 31/12/2009
Share transfer book & register of members will be	: to closed from (both dates inclusive) for the purpose of determining the entitlements
Registrar's name ,address, telephone no	: PPB CORPORATE SERVICES SDN BHD 17th Floor, Wisma Jerneh 38 Jalan Sultan Ismail 50250 Kuala Lumpur Tel: 03-21170888
Payment date	: 29/06/2010
a. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	: 01/06/2010
b. Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	: Percentage
Entitlement in percentage (%)	: 5

Remarks :